Mail Stop 4561

      June 14, 2007



David Dorr
Life Exchange, Inc.
2001 Biscayne Blvd., Suite 2102
Miami, FL  33137


Re:	Life Exchange, Inc.
	Amendment No. 2 to Form 10-SB
	File No. 0-52394
      Filed May 29, 2007

Dear Mr. Dorr:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.  Recent Sales of Unregistered Securities

1. We note your disclosure here that the shares issued to James S. Smith were for consulting services. Please tell us whether you recorded any expense in the financial statements related to the services received. Further, tell us how you considered the guidance in paragraph 7 of SFAS 123(R) in determining the value of the services.



*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Amanda
Jaffe at (202) 551-3473, or Robert Telewicz, at (202) 551-3438.
Direct any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3780.


	Sincerely,



	Karen J. Garnett
	Assistant Director




David Dorr
Life Exchange, Inc.
June 14, 2007
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